UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ainos, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00902F303

(CUSIP Number)

Chun-Hsien Tsai

Chief Executive Officer

Ainos, Inc.

14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District

New Taipei City 242, Taiwan F5

886-37-581999

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00902F303

1	NAME OF REPORTING PERSON: Taiwan Carbon Nano Technology Corporation (“TNCT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,500,000 (1)
	9	SOLE DISPOSITIVE POWER: 5,500,000 (1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,500,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.23% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Represents beneficial ownership of 5,500,000 shares of common stock, $0.01 par value (the “Common Stock”), of Ainos, Inc., a Texas corporation (the “Issuer”), which are subject to a voting agreement between TCNT and Ainos Inc., a Cayman Islands corporation (“Ainos KY”). For further details, please see Item 3 and Item 6.
(2)	Based on the sum of (i) 7,663,022 shares of Common Stock outstanding as of August 2, 2024 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on August 5, 2024, (ii) 382,384 shares of Common Stock issued to an institutional investor upon conversion of certain convertible notes on August 5, 2024, (iii) 5,500,000 shares of Common Stock issued to TCNT pursuant to the patent license agreement (the “License Agreement”) by and between the Issuer and TCNT, dated August 15, 2024, and (iv) 126,060 restricted stock units that vested on August 15, 2024 under the Ainos, Inc. 2023 Stock Incentive Plan.

Item 1. Security and Issuer

This Schedule 13D is being filed to reflect the acquisition by Taiwan Carbon Nano Technology Corporation (“TCNT”) of 5,500,000 shares of Common Stock pursuant to a patent license agreement, dated August 6, 2024, by and between the Issuer and TCNT.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share of the Issuer. The address of the principal executive corporate offices of the Issuer is 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 302 , Taiwan (R.O.C.).

Item 2. Identity and Background

(a)-(c) This Schedule 13D is being filed by Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation, with a principal executive office at 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 302 , Taiwan (R.O.C.).

The principal business of TCNT includes the development of advanced materials for industrial and medical device applications.

For disclosure relating to the directors and executive officers of TCNT, see Schedule A hereto.

(d) During the last five years, none of the reporting person nor any director or executive officer of the reporting person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the reporting person nor any director or executive officer of reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is organized in Taiwan, Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On August 6, 2024, the Issuer entered into the License Agreement with TCNT. Pursuant to the License Agreement, TCNT has agreed to assign and grant, and the Company has agreed to accept, an exclusive, irrevocable, and perpetual license of certain invention patents and patent applications related to gas sensors and medical devices (the “Licensed Patents”), in exchange for 5,500,000 shares of the Common Stock, at a price per share of 1.05 times the highest closing sale price of the Common Stock during the 30-trading day period preceding the effective date of the License Agreement. On August 15, 2024, the Issuer issued the 5,500,000 shares to TCNT pursuant to the License Agreement.

Item 4. Purpose of Transaction

The shares were issued to TCNT as the consideration pursuant to the License Agreement the Issuer entered into and consummated on August 6, 2024.

Except to the extent provided in this Statement, the reporting person has no current plans or proposals that relate to or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The reporting person may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Statement.

(c) The reporting person has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(d) The information in Item 2 is incorporated by reference into this Item 5(d).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person’s responses to Items 3 – 5 are incorporated by reference into this Item 6.

TCNT directly holds 5,500,000 shares of Common Stock.

Effective August 15, 2024, Ainos Inc., a Cayman Islands company (“Ainos KY”) and TCNT entered into a voting agreement (the “Voting Agreement”) with respect to the voting stock of the Issuer held by TCNT. Pursuant to the Voting Agreement, TCNT has agreed to vote all of the voting stock of the Company that is current owns or will acquire in the future in the manner determined by Ainos KY in its sole discretion. The Voting Agreement may only be terminated if (i) Ainos KY directly holds less than 10% of the shares of the Issuer; or (ii) when Ainos KY directly holds shares which have less than 10% of the voting power in the Issuer. This voting agreement will cease to apply to a particular stockholder when the stockholder holds no shares in the Issuer; or when the stockholder ceases to be subject to the obligations under Section 16 of the Securities Exchange Act of 1934, as amended, if applicable.

Except as set forth herein, the reporting person has no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description
1	Voting Agreement, dated August 15, 2024, between Ainos, Inc. and Taiwan Carbon Nano Technology Corporation (incorporated by reference to Exhibit 1 of the Amendment No. 8 to the Schedule 13D filed with the SEC on August 20, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

Taiwan Carbon Nano Technology Corporation

By:	/s/ Tsai, Chun-Hsien
Name:	Tsai, Chun-Hsien
Title:	Chairman, Chief Executive Officer

Schedule A

Directors and Executive Officers of Taiwan Carbon Nano Technology Corporation

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shared of Common Stock)
Ting-Chuan Lee	Director of TCNT and employee director of the Issuer	See Note 1.	95,231[2]
Chung Yi-Tsai	Director of TCNT and non-employee director of the Issuer	See Note 1.	52,932[4]
Chun-Hsien Tsai	Director of Ainos KY, Chairman and Chief Executive Officer of TCNT, and Chairman, President, and CEO of the Issuer	See Note 1.	302,319[2]
Chun-Jung Tsai	Director of each of Ainos KY and TCNT and employee director of the Issuer	See Note 1.	88,386[3]
Ching-Ho Tsai	Director of TCNT	See Note 1.	None
A-Wen Tsai Huang	Supervisor of TCNT	See Note 1.	None

Note 1: The address of each individual is c/o 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.) and each individual is a citizen of Taiwan.

Note 2: The combined beneficial ownership of Chun-Hsien Tsai and Ting Chuan Lee totals 397,550 shares. Chun-Hsien Tsai directly and beneficially owns 302,319 shares, and his wife, Ting Chuang Lee directly and beneficially owns 95,231 shares.

Note 3: Chun-Jung Tsai beneficially owns 88,386 shares of Common Stock of the Issuer.

Note 4: Chung Yi-Tsai beneficially owns 52,932 shares of Common Stock of the Issuer.